Singtel

28 January 2008

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington [redacted]
District of Colombia 2054
United States of America

08000960

SUPPL

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached release. by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and ASX Limited for the period 21 January 2008 to 25 January 2008.

Our SEC file number is 82-3622.

Yours faithfully

Leila Ashraf (Ms)
Legal Counsel

PROCESSED
MAR 03 2008
THOMSON
FINANCIAL

Encs

Singapore Telecommunications Limited
Company registration number: 199201624D
31 Exeter Road Comcentre #18-00
Singapore 239732
Tel: +65 6838 3388 Fax: +65 6732 8428
Email: contact@singtel.com Website: www.singtel.com

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	22-Jan-2008 17:11:23
Announcement No.	00048

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Date of announcement of SingTel Group's results for the third quarter and nine months ended 31 December 2007
Description	
Attachments:	380-sgx.pdf Total size = **11K** (2048K size limit recommended)

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SINGAPORE TELECOMMUNICATIONS LIMITED
(INCORPORATED IN THE REPUBLIC OF SINGAPORE)
COMPANY REGISTRATION NUMBER: 199201624D

Date of announcement of SingTel Group's results for the third quarter and nine months ended 31 December 2007

Singapore Telecommunications Limited will be announcing its results for the third quarter and nine months ended 31 December 2007 on 5 February 2008, before the start of trading on the Singapore Exchange and the Australian Stock Exchange.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary
Singapore, 22 January 2008

ASX
AUSTRALIAN SECURITIES EXCHANGE

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	23-Jan-2008
Time	08:35:20
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

ASX Limited
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PO Box H224
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Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
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MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Date of announcement of SingTel Group's Q3 results

END

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